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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of   OCTOBER    , 1999

                         FRONTLINE LTD.
    ---------------------------------------------------------
         (Translation of registrant's name into English)

    MERCURY HOUSE, 101 FRONT STREET, HAMILTON, HM 12, BERMUDA
    ---------------------------------------------------------
            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

    Form 20-F    X         Form 40-F
            ------------            --------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                     No     X
                 ---------              -----------

    If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.



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FRO: CAPITAL ADJUSTMENTS -  INCREASE IN SHARE CAPITAL

The Board of Frontline today approved three transactions which will substantially increase Frontline's financial flexibility in the coming years. Frontline has entered into an agreement with its banks to allow flexibility in its debt repayment schedule, which, if utilized, will increase working capital by USD 32 million. The Company has issued approximately USD 20 million in equity through a private placement with five financial institutions. In addition, USD 35 million of the USD 89 million Metrogas convertible subordinated loan has been converted to equity. In connection with this conversion, Metrogas will offer USD 15 million of the resulting ordinary shares to existing Frontline shareholders and warrant holders.

FRONTLINE COMPLETES FINANCING PACKAGE

The Board of Frontline today approved three combined transactions which will substantially increase Frontline's financial flexibility in the coming years.

1. Frontline has entered into an agreement with the company's banks, which gives Frontline increased flexibility with respect to the repayment schedule of the company's debt. If Frontline decides to utilize this opportunity in year 2000, the company will reduce debt repayment and thereby increase the working capital by approximately USD 32 million.

2. Frontline has issued approximately USD 20 million in equity through a private placement. Issue price was NOK 33.00. The total number of shares issued, 4,715,000 was placed with a group of five investors. The transaction was successfully placed by Fearnley Fonds ASA and Carnegie.

3. Metrogas Ltd., a company controlled by Frontline's major shareholder Hemen Holding Ltd., has converted USD 35 million of a USD 89 million subordinated loan given to Frontline into equity. At an issue price of NOK 33.00 a total of 8,230,000 shares were issued. Hemen has agreed with Frontline that all of Frontline's existing shareholders on record date September 30, 1999, excluding Hemen and the new shareholders arising from the private placement referred to above, will be given a pre-emptive right to buy approximately 3,500,000 of these shares. Such a solution secures that all shareholders in Frontline will have a right to obtain their pro rata part of this issue. In accordance with Frontline's warrant agreements, an equal right will be given to the warrant holders. The subscription period for this transaction is estimated to take place in mid October.




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The execution of transactions 2. and 3. is carried out within the
Board's existing authority to issue new shares.

The total number of shares outstanding in Frontline after completion of this transaction will be 59,051,860.

The combined transaction will increase Frontline's equity by USD
55 million, and will improve the working capital by up to USD 52 million. The proceeds from the transactions will be used for the following purposes.

1. To strengthen the company's liquidity / working capital and thereby improve the company's financial overall resistance.

2.  To finance the full take-over of ICB Shipping AB.

Frontline's Chairman John Fredriksen says in a comment : " We see the support from our bankers, and the quality of the investors who have participated in the private placement as a great sign of confidence in Frontline and our strategy. During the last three weeks a total of 5 VLCCs have been reported sold to scrap. This shows that time is starting to run out for owners of old tonnage. With the largest and most modern fleet in the world, and with a substantially improved balance sheet, Frontline is positioned to be one of the main beneficiaries of this development. With the steep reduction we today see in oil storage, it is only a matter of time before OPEC again will have to increase production. We expect such a decision to have significant positive influence on the freight market."

After implementation of the transaction, Frontline's current cash breakeven TCE rates for 2000 have been reduced to approximately USD 21,000 for the VLCCs ( including 2 lease vessels) and USD 15,000 for the Suezmaxes and OBOs. The Board feels confident with these levels.

It is the Board's view that the current transaction fulfils Frontline's existing need for balance sheet improvements, and that a full consolidation of ICB can be completed within the framework of the existing capital structure. The Board therefore has no current plans to ask for a conversion of the remaining part of Metrogas' subordinated loan (USD 54 million) or for any other new equity.










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Bermuda

September 30, 1999

Contact person:    Tor Olav Troim
                   Tel : 47 - 23 11 40 00

                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                  Frontline Ltd.
                                  ---------------------------
                                  (Registrant)




Date     October 4, 1999          By  /s/ Kate Blankenship
                                     ------------------------
                                          Kate Blankenship
                                          Secretary




























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